FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of September, 2003


                                  UNILEVER PLC
                 (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______


Exhibit 99 attached hereto is incorporated herein by reference.



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: September 29, 2003

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            29 September, 2003 Holding(s) in Company

Exhibit 99


                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1) Name of company

UNILEVER PLC


2) Name of shareholder having a major interest

THE CAPITAL GROUP COMPANIES, INC.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

THIS NOTICE IS GIVEN BY THE CAPITAL GROUP COMPANIES, Inc., ON BEHALF OF ITS AFFILIATES, INCLUDING CAPITAL RESEARCH AND MANAGEMENT COMPANY, CAPITAL INTERNATIONAL S.A., CAPITAL INTERNATIONAL, Inc., CAPITAL INTERNATIONAL LIMITED, AND CAPITAL GUARDIAN TRUST COMPANY, PURSUANT TO SECTION 198 OF THE COMPANIES ACT 1985.


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


THE FOLLOWING ARE HELD ON BEHALF OF CAPITAL GUARDIAN TRUST COMPANY:

STATE STREET NOMINEES LIMITED 11,108,939

BANK OF NEW YORK NOMINEES 1,685,759

CHASE NOMINEES LIMITED 29,529,536

BT GLOBENET NOMINEES LIMITED 796,418

MIDLAND BANK PLC 9,996,054

CEDE & CO. 59,680

DEUTSCHE BANK MANNHEIM 2,900

BANKERS TRUST 2,722,700

BARCLAYS BANK 1,082,100

CITIBANK LONDON 1,141,910

NORTRUST NOMINEES 9,536,034

ROYAL BANK OF SCOTLAND 72,600

MSS NOMINEES LIMITED 143,800

STATE STREET BANK & TRUST CO. 69,500

RBSTB NOMINEES LIMITED 7,500

DEUTSCHE BANK AG 9,000

HSBC BANK PLC 19,700

MELLON BANK N.A 216,700

ROY NOMINEES LIMITED 101,800

MELLON NOMINEES (UK)LIMITE 1,439,964

TOTAL - CAPITAL GUARDIAN TRUST COMPANY: 69,742,594

THE FOLLOWING ARE HELD ON BEHALF OF CAPITAL INTERNATIONAL LIMITED:

STATE STREET NOMINEES LIMITED 102,900

BANK OF NEW YORK NOMINEES 4,217,659

NORTHERN TRUST 939,674

CHASE NOMINEES LIMITED 2,087,935

MIDLAND BANK PLC 25,100

BANKERS TRUST 2,882,267

MORGAN GUARANTY 314,600

NORTRUST NOMINEES 2,117,002

ROYAL BANK OF SCOTLAND 17,600

STATE STREET BANK & TRUST CO. 235,700

DEUTSCHE BANK AG 914,847

HSBC BANK PLC 1,016,760

MELLON BANK N.A. 37,735

KAS UK 14,319

MELLON NOMINEES (UK) LIMITED 45,200

BANK ONE LONDON 133,000

TOTAL - CAPITAL INTERNATIONAL LIMITED: 15,102,298

THE FOLLOWING ARE HELD ON BEHALF OF CAPITAL INTERNATIONAL S.A.:

CHASE NOMINEES LIMITED 1,302,262

MIDLAND BANK PLC 278,900

BARCLAYS BANK 310,800

BROWN BROS. 29,900

ROYAL BANK OF SCOTLAND 126,100

STATE STREET BANK & TRUST CO. 29,400

LLOYDS BANK 75,800

HSBC BANK PLC 35,600

TOTAL - CAPITAL INTERNATIONAL S.A.: 2,188,762

THE FOLLOWING ARE HELD ON BEHALF OF CAPITAL INTERNATIONAL, INC.:

STATE STREET NOMINEES LIMITED 1,977,052

BANK OF NEW YORK NOMINEES 470,226

CHASE NOMINEES LIMITED 1,891,017

MIDLAND BANK PLC 131,300

DEUTSCHE BANK MANNHEIM 37,900

BANKERS TRUST 21,600

CITIBANK LONDON 66,700

NORTRUST NOMINEES 387,010

ROYAL BANK OF SCOTLAND 85,200

STATE STREET BANK & TRUST CO. 274,454

RBSTB NOMINEES LIMITED 17,400

CITIBANK NA 229,016

DEUTSCHE BANK AG 36,500

CHASE MANHATTAN NOMINEE LIMITED 10,375

HSBC BANK PLC 78,800

TOTAL - CAPITAL INTERNATIONAL, INC.: 5,714,550

THE FOLLOWING ARE HELD ON BEHALF OF CAPITAL RESEARCH AND MANAGEMENT COMPANY:

STATE STREET NOMINEES LIMITED 1,995,488

CHASE NOMINEES LIMITED 80,705,946

TOTAL - CAPITAL RESEARCH AND MANAGEMENT COMPANY: 82,701,434


5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

ORDINARY SHARES OF 1.4P EACH

10) Date of transaction

25 SEPTEMBER 2003

11) Date company informed

29 SEPTEMBER 2003

12) Total holding following this notification

175,449,638

13) Total percentage holding of issued class following this notification

6.026%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

AM DEGUN - 020 7822 6039


16) Name and signature of authorised company official responsible for making this notification

ALISON DILLON - DEPUTY SECRETARY

Date of notification: 29 SEPTEMBER 2003